GPC Biotech AG - Report of Directors' Dealings acc. to Sec. 15 a WpHG

The below-mentioned transactions (marked with "*") of Dr. Mirko Scherer, Dr. Elmar Maier and Dr. Sebastian Meier-Ewert are being made pursuant to separate pre-arranged stock trading plans, each designed to comply with Rule 10b5-1 of the United States Securities Exchange Act of 1934, as amended, the insider trading rules of the German Stock Trading Act (Wertpapierhandelsgesetz) and GPC Biotech AG's insider trading policy. Under Rule 10b5-1, corporate insiders are permitted to establish a pre-arranged written stock trading plan at a time when the insider is not aware of any material non-public information (inside information). Subsequent receipt by the insider of inside information will not prevent the pre-arranged transaction under the plan from being executed. Dr. Scherer, Dr. Maier and Dr. Meier-Ewert have no control over the timing of the sales under the plans. Dr. Scherer, Dr. Maier and Dr. Meier-Ewert entered into such pre-arranged trading plans with UBS AG on July 7, 2006, during a trading window and at a time when they had no inside information. On July 7th, 2006 the plans, covered 24.5%, 35% and 23.7%, respectively, of Dr. Scherer's, Dr. Maier's and Dr. Meier-Ewert's entire holdings in GPC Biotech AG. Future sales under the plans will continue to occur in a systematic manner with pre-determined trigger prices and with the goal of minimizing market impact by spreading such sales over a more extended period of time than would be available using traditional trading periods. All transactions under the plans will be disclosed in accordance with applicable German and US securities laws. Except as required by law, GPC Biotech AG does not undertake to report plans by other officers or directors, nor to report modifications, terminations, transactions or other activities under the plans.

Name Dr. Sebastian Meier-Ewert (Member of Management Board)

Financial Instrument Cash settled stock options

ISIN DE0005851505

Classification of transaction Exercise and sale of stock options with strike price of EUR 9.69 ("cashless exercise")*

Date 10/10/2006

Place Xetra

Price 15.91 (average)

Currency Euro

Number of shares 55,628

Volume 885,041.48 (actual proceeds after deduction of strike price and before tax and expense: EUR 346,006.16)

- -

Name Dr. Sebastian Meier-Ewert (Member of Management Board)

Financial Instrument Cash settled stock options

ISIN DE0005851505

Classification of transaction Exercise and sale of stock options with strike price of EUR 9.69 ("cashless exercise")*

Date 10/11/2006

Place Xetra

Price 15.91 (average)

Currency Euro

Number of shares 2,512

Volume 39,965.92 (actual proceeds after deduction of strike price and before tax and expense: EUR 15,624.64)

- -

Name Dr. Sebastian Meier-Ewert (Member of Management Board)

Financial Instrument Cash settled stock options

ISIN DE0005851505

Classification of transaction Exercise and sale of stock options with strike price of EUR 9.69 ("cashless exercise")*

Date 10/13/2006

Place Xetra

Price 15.91 (average)

Currency Euro

Number of shares 1,860

Volume 29,592.60 (actual proceeds after deduction of strike price and before tax and expense: EUR 11,569.20)

- -

Name Dr. Elmar Maier (Member of Management Board)

Financial Instrument Cash settled stock options

ISIN DE0005851505

Classification of transaction Exercise and sale of stock options with strike price of EUR 5.24 ("cashless exercise")*

Date 10/04/2006

Place Xetra

Price 15.13 (average)

Currency Euro

Number of shares 50,000

Volume 756,500 (actual proceeds after deduction of strike price and before tax and expense: EUR 494,500)

- -

Name Dr. Elmar Maier (Member of Management Board)

Financial Instrument Cash settled stock options

ISIN DE0005851505

Classification of transaction Exercise and sale of stock options with strike price of EUR 6.62 ("cashless exercise")*

Date 10/09/2006

Place Xetra

Price 15.52 (average)

Currency Euro

Number of shares 23,000

Volume 356,960 (actual proceeds after deduction of strike price and before tax and expense: EUR 204,700)

- -

Name Dr. Elmar Maier (Member of Management Board)

Financial Instrument Cash settled stock options

ISIN DE0005851505

Classification of transaction Exercise and sale of stock options with strike price of EUR 9.69 ("cashless exercise")*

Date 10/09/2006

Place Xetra

Price 15.78 (average)

Currency Euro

Number of shares 25,000

Volume 394,500 (actual proceeds after deduction of strike price and before tax and expense: EUR 152,250)

- -

Name Dr. Sebastian Meier-Ewert (Member of Management Board)

Financial Instrument Ordinary bearer shares

ISIN DE0005851505

Classification of transaction Sale

Date 10/04/2006

Place Xetra/Frankfurt

Price 15.15 (average)

Currency Euro

Number of shares 20,000

Volume 302,900

- -

Name Dr. Sebastian Meier-Ewert (Member of Management Board)

Financial Instrument Ordinary bearer shares

ISIN DE0005851505

Classification of transaction Sale

Date 10/05/2006

Place Xetra/Frankfurt

Price 15.04 (average)

Currency Euro

Number of shares 15,000

Volume 225,660

- -

Name Dr. Sebastian Meier-Ewert (Member of Management Board)

Financial Instrument Cash settled stock options

ISIN DE0005851505

Classification of transaction Exercise and sale of stock options with strike price of EUR 5.24 ("cashless exercise")*

Date 10/06/2006

Place Xetra

Price 15.27 (average)

Currency Euro

Number of shares 37,500

Volume 572,625 (actual proceeds after deduction of strike price and before tax and expense: EUR 376,125)

- -

Name Dr. Mirko Scherer (Member of Management Board)

Financial Instrument Cash settled convertible bonds

ISIN DE0005851505

Classification of transaction Exercise and sale of convertible bonds with strike price of EUR 3.70 ("cashless exercise")*

Date 10/04/2006

Place Xetra

Price 15.21 (average)

Currency Euro

Number of shares 30,000

Volume 456,300 (actual proceeds after deduction of strike price and before tax and expense: EUR 345,300)

- -

Name Dr. Mirko Scherer (Member of Management Board)

Financial Instrument Ordinary bearer shares

ISIN DE0005851505

Classification of transaction Sale

Date 10/05/2006

Place Xetra

Price 15.06 (average)

Currency Euro

Number of shares 20,000

Volume 301,200

- -

Name Dr. Mirko Scherer (Member of Management Board)

Financial Instrument Cash settled stock options

ISIN DE0005851505

Classification of transaction Exercise and sale of stock options with strike price of EUR 6.62 ("cashless exercise")*

Date 10/09/2006

Place Xetra

Price 15.89 (average)

Currency Euro

Number of shares 23,000

Volume 365,470 (actual proceeds after deduction of strike price and before tax and expense: EUR 213,210)

- -

The below-mentioned transactions of Dr. Bernd R. Seizinger, dated September 25, 2006 and October 9, 2006, are being made pursuant to a pre-arranged stock trading plan, designed to comply with Rule 10b5-1 of the United States Securities Exchange Act of 1934, as amended, the insider trading rules of the German Stock Trading Act (Wertpapierhandelsgesetz) and GPC Biotech AG's insider trading policy. Under Rule 10b5-1, corporate insiders are permitted to establish a pre-arranged written stock trading plan at a time when the insider is not aware of any material non-public information (inside information). Subsequent receipt by the insider of inside information will not prevent the pre-arranged transaction under the plan from being executed. Dr. Seizinger has no control over the timing of the sales under the plan.

Dr. Seizinger entered into such a pre-arranged trading plan with CSFB International on July 7, 2006, during a trading window and at a time when he had no inside information. The plan covers a portion of Dr. Seizinger's cash settled share options he holds under a pre-existing arrangement with CSFBi and covers 15.3% of his entire holdings in GPC Biotech AG. Future sales under the plan will continue to occur in a systematic manner with pre-determined trigger prices and with the goal of minimizing market impact by spreading such sales over a more extended period of time than would be available using traditional trading periods.

All transactions under the plan will be disclosed in accordance with applicable German and US securities laws. Except as required by law, GPC Biotech AG does not undertake to report plans by other officers or directors, nor to report modifications, terminations, transactions or other activities under the plans.

Name Dr. Bernd R. Seizinger (Member of Management Board)

Financial Instrument Cash settled stock options (via CSFBi)

ISIN DE0005851505

Classification of transaction Exercise and sale of stock options with strike price of EUR 1.16 ("cashless exercise via CSFBi")

Date 09/25/2006

Place Xetra

Price 14.92 (average)

Currency Euro

Number of shares 49,490

Volume 738,390.80 (actual proceeds after deduction of strike price and before tax and expense: EUR 680.982,40)

- -

Name Dr. Bernd R. Seizinger (Member of Management Board)

Financial Instrument Cash settled stock options (via CSFBi)

ISIN DE0005851505

Classification of transaction Exercise and sale of stock options with strike price of EUR 1.16 ("cashless exercise via CSFBi")

Date 10/09/2006

Place Xetra

Price 15.83 (average)

Currency Euro

Number of shares 50,000

Volume 791,500 (actual proceeds after deduction of strike price and before tax and expense: EUR 733.500)